February 28, 2005

Mail Stop 0409

Steve Markley
Chief Executive Officer
Interactive Brand Development Inc.
2200 S.W. 10th Street
Deerfield Beach, FL 33442


Re:	Interactive Brand Development Inc.
      Preliminary Information Statement on Schedule 14C
      Registration No. 1-31992
      Filed on February 16, 2005

Dear Mr. Markley:

This is to advise you that we have limited our review of the Preliminary Information Statement on Schedule 14C noted above to the following comments:

1. We note that you have dropped your appeal regarding your delisting from the AMEX. Please revise this Information Statement to disclose what the effect of dropping your appeal has on the notice of redemption initially submitted by your Series F Preferred Stockholders on January 21, 2005.

2. We note that you have acquired roughly 40% of PHSL Worldwide,
Inc.
in exchange for convertible securities that are convertible into
72
million shares of your common stock. We also note that the increase in your authorized share capital is a condition to these issuances and to your stake in PHSL Worldwide, Inc. Please revise this Information Statement to include the applicable information required by Items 13 and 14 of Schedule 14A. Refer to Item 1 of Schedule 14C
and Note A of Schedule 14A.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:
The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant. The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of
1934 has been included.

      If you have any questions, please call David H. Roberts at
(202) 942-2811 or the undersigned at (202) 942-1971.


      Sincerely,



Owen Pinkerton
Senior Counsel



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